UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Act of 1934

(Amendment No.     )*

Key Energy Services, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

492914106

(CUSIP number)

Doron Lipshitz, Esq.

O’Melveny & Myers LLP

7 Times Square

New York, New York 10036

(212) 326-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

May 23, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 492914106

1.	NAME OF REPORTING PERSON MHR INSTITUTIONAL PARTNERS III LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,074,070
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,074,070
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,074,070
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 492914106

1.	NAME OF REPORTING PERSON MHR INSTITUTIONAL ADVISORS III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,074,070
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,074,070
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,074,070
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 492914106

1.	NAME OF REPORTING PERSON MHR FUND MANAGEMENT LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,474,343
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 17,474,343
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,474,343
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 492914106

1.	NAME OF REPORTING PERSON MHR HOLDINGS LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,474,343
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 17,474,343
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,474,343
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 492914106

1.	NAME OF REPORTING PERSON MARK H. RACHESKY, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,474,343
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 17,474,343
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,474,343
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14.	TYPE OF REPORTING PERSON IN; HC

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.10 per share (the “Shares”), of Key Energy Services, Inc. (the “Issuer”). The securities reported herein were previously reported on Schedule 13G, which was filed on July 19, 2007.

The address of the principal executive offices of the Issuer is 1301 McKinney Street, Suite 1800, Houston, Texas.

Item 2.	Identity and Background.

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	MHR Institutional Partners III LP (“Institutional Partners III”);

(ii)	MHR Institutional Advisors III LLC (“Institutional Advisors III”);

(iii)	MHR Fund Management LLC (“Fund Management”);

(iv)	MHR Holdings LLC (“MHR Holdings”); and

(v)	Mark H. Rachesky, M.D. (“Dr. Rachesky”).

This Statement relates to Shares held for the accounts of each of MHR Institutional Partners II LP (“Institutional Partners II”), MHR Institutional Partners IIA LP (“Institutional Partners IIA”) and Institutional Partners III, each a Delaware limited partnership. MHR Institutional Advisors II LLC (“Institutional Advisors II”) is the general partner of each of Institutional Partners II and Institutional Partners IIA and, in such capacity, may be deemed to beneficially own the Shares held for the accounts of each of Institutional Partners II and Institutional Partners IIA. Institutional Advisors III is the general partner of Institutional Partners III and, in such capacity, may be deemed to beneficially own the Shares held for the account of Institutional Partners III. MHRC II LLC, a Delaware limited liability company (“MHRC II”), is the managing member of Institutional Advisors II and, in such capacity, may be deemed to beneficially own the Shares held for the accounts of each of Institutional Partners II and Institutional Partners IIA. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Institutional Partners II, Institutional Partners IIA and Institutional Partners III and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the Shares reported herein and, accordingly, Fund Management may be deemed to beneficially own the Shares reported herein which are held for the account of each of Institutional Partners II, Institutional Partners IIA and Institutional Partners III. MHR Holdings, a Delaware limited liability company, is the managing member of Fund Management and, in such capacity, may be deemed to beneficially own any Shares that are deemed to be beneficially owned by Fund Management. Dr. Rachesky is the managing member of MHRC II, Institutional Advisors III and MHR Holdings and, in such capacity, may be deemed to beneficially own the Shares held for the accounts of each of Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

The Reporting Persons:

The principal business of each of Institutional Partners II, Institutional Partners IIA and Institutional Partners III is investment in securities.

Institutional Advisors II is a Delaware limited liability company and the general partner of each of Institutional Partners II and Institutional Partners IIA. The principal business of Institutional Advisors II is to provide management and advisory services to each of Institutional Partners II and Institutional Partners IIA. Institutional Advisors III is a Delaware limited liability company and the general partner of Institutional Partners III. The principal business of Institutional Advisors III is to provide management and advisory services to Institutional Partners III. MHRC II is a Delaware limited liability company and the managing member of Institutional Advisors II. The principal business of MHRC II is to serve as the managing member of Institutional Advisors II.

The principal business of Fund Management is to provide management and advisory services to each of Institutional Partners II, Institutional Partners IIA, Institutional Partners III and other affiliated funds.

MHR Holdings is a Delaware limited liability company and the managing member of Fund Management. The principal business of MHR Holdings is to serve as the managing member of Fund Management.

Current information concerning the identity and background of the officer of Institutional Advisors II, Institutional Advisors III, MHRC II, Fund Management and MHR Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Dr. Rachesky is the managing member of MHRC II, Institutional Advisors III and MHR Holdings. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.

Each Reporting Person’s principal business address is 40 West 57th Street, 24th Floor, New York, N.Y. 10019.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding of a judicial or administrative body as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

From June 24, 2005 to October 3, 2011, Institutional Partners II, Institutional Partners IIA and Institutional Partners III acquired an aggregate of 17,474,343 Shares in open market purchases for aggregate consideration (excluding commissions) of approximately $248,600,000. All of the funds required to acquire such Shares were obtained from the capital of Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

Item 4.	Purpose of Transaction.

All of the Shares reported herein as having been acquired for the accounts of Institutional Partners II, Institutional Partners IIA and Institutional Partners III were acquired for investment purposes.

On May 23, 2013, the Board of Directors (the “Board”) of the Issuer increased by one the number of Class II directors of the Board, the terms of which end at the 2014 Annual Meeting of Stockholders of the Company, and elected Mark H. Rosenberg, a principal of Fund Management, to fill the resulting vacancy as of the same date.

Except as otherwise set forth in this statement, none of the Reporting Persons currently has plans or proposals which relate to or which would result in the occurrence of any of the actions or transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, from time to time and at any time, to (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer (or its affiliates) in the open market or otherwise; (ii) dispose of any or all of the Securities in the open market or otherwise; (iii) engage in any hedging or similar transaction with respect to the Securities; or (iv) formulate other purposes, plans or proposals regarding the Issuer (or its affiliates) or any of the Securities, to the extent deemed advisable by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

The percentages set forth below are calculated based on information contained in the Form 10-Q for the quarterly period ended March 31, 2013, which disclosed that there were 152,309,996 Shares outstanding as of April 26, 2013.

(a) (i) Institutional Partners II may be deemed to be the beneficial owner of 966,176 Shares held for its own account (approximately 0.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3 (d)(1)(i) under the Act).

(ii) Institutional Partners IIA may be deemed to be the beneficial owner of 2,434,097 Shares held for its own account (approximately 1.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(iii) Institutional Advisors II may be deemed to be the beneficial owner of 3,400,273 Shares (approximately 2.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 966,176 Shares held for the account of Institutional Partners II and (B) 2,434,097 Shares held for the account of Institutional Partners IIA.

(iv) Institutional Partners III may be deemed to be the beneficial owner of 14,074,070 Shares held for its own account (approximately 9.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3 (d)(1)(i) under the Act).

(v) Institutional Advisors III may be deemed to be the beneficial owner of 14,074,070 Shares (approximately 9.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3 (d)(1)(i) under the Act). This number consists of 14,074,070 Shares held for the account of Institutional Partners III.

(vi) MHRC II may be deemed the beneficial owner of 3,400,273 Shares (approximately 2.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in Item 5(a)(iii) by virtue of MHRC II’s position as the managing member of Institutional Advisors II.

(vii) Fund Management may be deemed to be the beneficial owner of 17,474,343 Shares (approximately 11.5% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

(viii) MHR Holdings may be deemed to be the beneficial owner of 17,474,343 Shares (approximately 11.5% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in this Item 5(a) by virtue of MHR Holdings’ position as the managing member of Fund Management.

(xix) Dr. Rachesky may be deemed the beneficial owner of 17,474,343 Shares (approximately 11.5% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of MHRC II, Institutional Advisors III and MHR Holdings.

(b) (i) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 966,176 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 966,176 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

(ii) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 2,434,097 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 2,434,097 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(iii) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 3,400,273 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 3,400,273 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(iv) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 14,074,070 Shares which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 14,074,070 Shares which may be deemed to be beneficially owned by Institutional Partners III as described above.

(v) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 14,074,070 Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 14,074,070 Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(vi) MHRC II may be deemed to have (x) the sole power to direct the disposition of 3,400,273 Shares which may be deemed to be beneficially owned by MHRC II as described above, and (y) the sole power to direct the voting of 3,400,273 Shares which may be deemed to be beneficially owned by MHRC II as described above.

(vii) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 17,474,343 Shares which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 17,474,343 Shares which may be deemed to be beneficially owned by Fund Management as described above.

(viii) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of the 17,474,343 Shares which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 17,474,343 Shares which may be deemed to be beneficially owned by MHR Holdings as described above.

(xix) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 17,474,343 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 17,474,343 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) Not applicable.

(d) (i) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(ii) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(iii) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

At the request of the Issuer and in connection with his appointment to the Board, Mr. Rosenberg executed and delivered a resignation letter that would be triggered if the beneficial ownership of Shares held by investment funds affiliated with Fund Management decreases below 5% of the Issuer’s issued and outstanding Shares during Mr. Rosenberg’s term, which resignation would become effective upon the Board’s acceptance thereof. The foregoing discussion is qualified in its entirety by reference to the full text of the Letter of Resignation attached as Exhibit 1 to this Statement and incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description

1	Letter dated May 23, 2013 delivered by Mr. Rosenberg to the Board of Directors of Key Energy Services, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: May 28, 2013

MHR INSTITUTIONAL PARTNERS III LP

By: MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR FUND MANAGEMENT LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR HOLDINGS LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MARK H. RACHESKY, M.D.

By:	/s/ Janet Yeung, Attorney in Fact

Annex A

Reporting Person	Name/Citizenship	Principal Occupation	Business Address
Fund Management	Mark H. Rachesky, M.D. (United States)	President	40 West 57th Street 24th Floor New York, NY 10019

MHR Holdings	Mark H. Rachesky, M.D. (United States)	President and Managing Member	40 West 57th Street 24th Floor New York, NY 10019

MHRC II	Mark H. Rachesky, M.D. (United States)	Managing Member	40 West 57th Street 24th Floor New York, NY 10019

Institutional Advisors III	Mark H. Rachesky, M.D. (United States)	President and Managing Member	40 West 57th Street 24th Floor New York, NY 10019

Institutional Advisors II	Mark H. Rachesky, M.D. (United States)	President	40 West 57th Street 24th Floor New York, NY 10019

Exhibit Index

Exhibit No.	Description

1	Letter dated May 23, 2013 delivered by Mr. Rosenberg to the Board of Directors of Key Energy Services, Inc.